Exhibit 8.1

November 30, 2000


Mr. John A. O'Rourke
President & CEO
Blue Cross Blue Shield of Missouri
1831 Chestnut Street
St. Louis, MO  63103

Mr. John A. O'Rourke
Chairman, President & CEO
RightCHOICE Managed Care, Inc.
1831 Chestnut Street
St. Louis, MO  63103

The Missouri Foundation For Health
c/o Mr. Paul C. Wilson, Chairperson
221 West High Street
Jefferson City, MO  65101

  Subject: BCBSMo Settlement Agreement and Plan of Reorganization:
           Expected Private Letter Ruling to BCBSMo

Ladies and Gentlemen:

You have requested the opinion of PricewaterhouseCoopers, LLP ("PwC") regarding certain federal income tax issues relating to the Transfer and Assumption Transaction(1) not addressed in the private letter ruling expected to be issued by the Internal Revenue Service (the "IRS") to Blue Cross and Blue Shield of Missouri ("BCBSMo"), regarding the federal income tax consequences of certain elements of a series of transactions that will be consummated pursuant to the Settlement Agreement and Plan (the "PLR"). That series of transactions include, among others, the Transfer and Assumption Transaction, the Charter Conversion Transaction, the Reincorporation Merger Transaction, and the RIT/New RIT Merger Transaction, which are collectively referred to herein as the "Reorganization."



Based on the information and representations contained in the request for rulings dated May 17, 2000, as supplemented August 2, 2000, August 23, 2000, October 13, 2000, October 25, 2000,
October 31, 2000, November 16, 2000 and November 22, 2000 (collectively, the "Ruling Request"), the IRS has verbally informed us that, when issued, the PLR will hold that the Reorganization will be treated (for federal income tax purposes) as if it occurred as follows: (i) Charter Conversion Transaction, (ii) Reincorporation Merger Transaction, (iii) RIT/New RIT Merger Transaction, and (iv) Transfer and Assumption Transaction as if directly between New RIT and its wholly owned subsidiary, HALIC, as the last step in the Reorganization.

Also based on the Ruling Request, the PLR is expected to hold, among other things, that (a) the Charter Conversion Transaction qualifies as a reorganization described in Section 368(a)(1)(E);(2) and (b) the Transfer and Assumption Transaction qualifies as an exchange under Section 351 and no gain or loss will be recognized by New RIT or HALIC. The PLR will not address the federal tax treatment of the Reincorporation Merger Transaction or the RIT/New RIT Merger Transaction because, due to IRS ruling policy, no rulings were requested with respect to those elements of the Reorganization.

Because the PLR is expected to conclude that the Transfer and Assumption Transaction is a section 351 exchange occurring directly between New RIT and HALIC (at a time when HALIC is a wholly owned subsidiary of New RIT), the PLR is expected to conclude specifically that the Transfer and Assumption Transaction will not be taxable to New RIT (citing Section 351(a) and Rev. Rul. 94-45(3)) and HALIC (citing Section 1032 and, possibly, Lessinger v. Commissioner(4)), the only parties to that transaction under the IRS' recharacterization.

Assuming that the IRS rules as requested (a copy of the requested ruling letter is attached), without any material modifications, and in light of the recharacterization set forth above, it is our opinion that the Transfer and Assumption Transaction also will not result in federal income tax to BCBSMo (which will no longer be in existence at the time of the Transfer and Assumption Transaction, as recharacterized, because it will have merged into New RIT), RIT (which also will no longer be in existence at the time of the Transfer and Assumption Transaction, as recharacterized, because it will have merged into New RIT), the RIT Public Shareholders (who will own stock of New RIT at this point), or the Foundation (which also will own stock of New RIT at the point in time of the Transfer and Assumption Transaction, as recharacterized), as those entities and persons not specifically the subject of the IRS' conclusions in the PLR are not involved in the Transfer and Assumption Transaction as, recharacterized for federal income tax purposes by the IRS .

                          I.LIMITATIONS

1. In rendering our opinion herein ("the Tax Opinion Letter"), we have considered applicable provisions of the Code, the Regulations, pertinent judicial authorities, rulings of the IRS and such other tax authorities in effect as of the date of this letter as we considered relevant. It should be noted that such tax authorities are subject to change at any time and, in some circumstances, with retroactive affect. A material change in any of the authorities upon which our opinion is based could adversely affect our opinions. PwC assumes no obligation to update or modify the Tax Opinion Letter to reflect any developments that occur after the date of the Tax Opinion Letter.

2. The opinions set forth above are based on the accuracy and completeness of (a) the representation letters of BCBSMo and RIT dated June 14, 2000 and the Foundation dated June 14, 2000, which have been affirmed as of November 30, 2000, (b) the Ruling
     Request, and (3) the information, documents, facts and assumptions that we have included or referenced in the Tax
     Opinion Letter.

3. The opinions set forth in this Tax Opinion Letter are not binding on the IRS or the courts, and there can be no assurance that the IRS or a court of competent jurisdiction will not disagree with such opinions.

4. PwC has assumed (without independent verification) that all signatures on all documents presented to it are genuine, that all documents submitted to it as originals are accurate originals thereof, that all information submitted to it was accurate and complete, and that all persons executing and delivering originals or copies of documents examined by it were competent to execute and deliver such documents.

5. PwC is expressing its opinions only as to the matters expressly set forth in this Tax Opinion Letter. No opinion should be inferred as to any other matters. Specifically, no opinion is offered about the tax treatment of the Payment for Public Purpose pursuant to which BCBSMo will pay to the Foundation the amount of $12,780,000 in partial satisfaction of claims by various parties, the $175,000 payment by New RIT in partial satisfaction of any obligation of BCBSMo resulting from the Charter Conversion Transaction, or the $50,000 payment by BCBSMo to the Foundation for the reimbursement of Foundation nominating committee expenses. Also, no opinion is expressed as to the tax consequences of any of the transactions under any United States state or local tax law, or any non-United States tax law.

6. Any inaccuracy in, or breach of, any of the aforementioned statements, representations, and assumptions, could adversely affect our opinion.

PwC hereby consents to the filing of this Tax Opinion Letter as an exhibit to the Registration Statement and to the reference to this Tax Opinion Letter in the Prospectus/Proxy Statement that forms a part of the Registration Statement.

Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

DRM/tld

Enclosure

_______________________________
(1) Capitalized terms have the meanings set forth in the Tax
Opinion Letter dated June 14, 2000, unless indicated otherwise.
(2) All Section references are to the Internal Revenue Code of
1986, as amended (the "Code").
(3)  1994-2 C.B. 39.
(4)  872 F.2d 519 (2d Cir. 1989).